UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD

Specialized Disclosure Report

Venus Concept Inc.
(Exact name of Registrant as specified in its charter)

Delaware	001-38238	06-1681204
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

235 Yorkland Blvd, Suite 900 Toronto, Ontario	M2J 4Y8
(Address of principal executive offices)	(Zip Code)

Michael Mandarello
General Counsel & Corporate Secretary
(877) 848-8430
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1	Conflict Minerals Disclosure.

Item 1.01	Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

This conflict minerals disclosure included in this specialized disclosure report for the year ended December 31, 2021 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Securities and Exchange Commission (“SEC”) adopted the Rule to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Dodd-Frank Act defines conflict minerals as cassiterite (tin), columbite-tanlite (tantalum), gold, wolframite (tungsten), (together, “3TG”) or their derivatives (collectively “Conflict Minerals”). The covered countries for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (“Covered Countries”). The Rule imposes certain reporting requirements on SEC registrants who manufacture or contract to manufacture products that include Conflict Minerals, if such Conflict Minerals are necessary to the functionality or production of the products.

If a registrant has reason to believe that any of the 3TGs necessary to the functionality or production of their products may have originated in the Covered Countries, or if they are unable to determine the country of origin of those minerals, then the registrant must exercise due diligence on the minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures. Consistent with the provisions of the Rule, neither this specialized disclosure report, nor our reasonable country of origin inquiry (“RCOI”) has been audited by a third party.

Venus Concept Inc. (“Venus,” “the Company,” “we,” “us,” or “our”) evaluated its product line and determined that within certain components and sub-components of these products, 3TG metals were necessary to the functionality or production of our products. Based on this assessment, we performed a RCOI in good faith, which we believe was appropriately designed to determine whether Conflict Minerals originated in the Covered Countries or are from recycled or scrap sources.

Our products contain hundreds of components that are sourced by our product manufacturers and/or suppliers. Venus does not directly source Conflict Minerals, and is many levels removed from mines, smelters or refiners that produce the metals used in Venus’ products. While conducting our RCOI, we identified approximately 5 manufacturers or suppliers of our devices, components or sub-components which were identified as containing a 3TG metal. Venus utilized the reporting template created by the Responsible Minerals Initiative, which provides a common means for the collection of sourcing information on Conflict Minerals. We used the reporting templates and made inquiries of our manufacturers and suppliers of each device and component that contained a 3TG metal. The results of the data gathered were evaluated by a team comprised of operations personnel.

Based on the RCOI processes undertaken as described, the Company has in good faith concluded that it has no reason to believe that, for 2021, that any of its suppliers have supplied it with 3TG that either (i) originated in the Covered Countries or (ii) were not from scrap or recycled materials.

The above information and a copy of this Form SD may be found publicly on our website at https://ir.venusconcept.com/.

Item 1.02	Exhibit.

Not required

Section 2	Exhibits.

Item 2.01	Exhibits.

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VENUS CONCEPT INC.

Date: May 31, 2022	/s/ Domenic Della Penna
Domenic Della Penna
Chief Financial Officer